QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

September 30, 2010 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$10,256
Reconciling items:
LMC put option obligations	47

Liberty Media LLC Net Assets	$10,303

Liberty Media Corporation Net Earnings	$634
Reconciling items:
Unrealized gains on LMC put options	(50)
Other	1

Liberty Media LLC Net Earnings	$585

QuickLinks

  Exhibit 99.2